File No. 70-


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

DECLARATION WITH RESPECT TO A GUARANTY BY
EASTERN EDISON COMPANY OF THE OBLIGATIONS OF
MONTAUP ELECTRIC COMPANY UNDER A
POWER PURCHASE AND SALE AGREEMENT

UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

EASTERN EDISON COMPANY
110 Mulberry Street, Brockton, Massachusetts 02403

(Name of company filing this statement and address of its principal executive office)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of the declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts 02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS.

I.      Introduction.

        A. Background of the Declarant. This Declaration is filed with the United States Securities and Exchange Commission (the "Commission") by Eastern Edison Company ("Eastern"), a Massachusetts corporation and wholly-owned subsidiary of Eastern Utilities Associates ("EUA"). EUA is a Massachusetts voluntary association and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").

II.     Overview of the Proposed Transactions.

       A. Background. Montaup Electric Company, a Massachusetts corporation and wholly-owned subsidiary of Eastern ("Montaup"), is engaging in the complete divestiture of its generation assets and purchase power entitlements in accordance with the terms of comprehensive restructuring settlement agreements among Montaup, its retail affiliates and regulatory and other parties in Massachusetts and Rhode Island (the "Settlement Agreements"), which Settlement Agreements were approved by the Federal Energy Regulatory Commission (the "FERC") in Docket Nos. ER97-2800-000, ER97-3127-000 and ER97-2338-000. In conjunction with said complete divestiture, Montaup has agreed to sell to Constellation Power Source, Inc., a Delaware corporation (the "Purchaser"), pursuant to a Power Purchase and Sale Agreement (the "Agreement"), the economic benefits and performance obligations associated with certain power purchase agreements Montaup has previously entered into with third party power suppliers (the "Existing Power Purchase Agreements"), subject to Montaup's continuing obligations to make certain payments under the Existing Power Purchase Agreements. The Agreement contemplates that Eastern would unconditionally, absolutely and irrevocably guaranty to the Purchaser the prompt, full and faithful payment of all of the obligations of Montaup due or which may become due under and pursuant to the Agreement (the "Guaranty"). Eastern would also be responsible for payment, pursuant to the Guaranty, of all reasonable attorneys' fees and costs incurred by the Purchaser in enforcing the Guaranty. Pending Commission authorization of the Guaranty, Montaup will obtain a letter of credit supporting its obligations under and pursuant to the Agreement. The Agreement is filed under separate cover as Exhibit B-1, and the form of the Guaranty is filed under separate cover as Exhibit B-2, each under a request for confidential treatment.

       B. Potential and Actual Payment Obligations of Montaup under the Agreement. Potential and actual payment obligations of Montaup under the Agreement include, without limitation, (i) timely payment of all amounts due by Montaup under the Existing Power Purchase Agreements, including amounts received by Montaup from the Purchaser pursuant to the Agreement, until the earlier of (a) the expiration or termination of the Existing Power Purchase Agreements, and (b) their assignment to the Purchaser, (ii) the difference between the per unit price of power to be supplied pursuant to the Existing Power Purchase Agreements and the price for replacement power obtained by the Purchaser in the event Montaup fails to deliver, in accordance wit h the Agreement, power received pursuant to the Existing Power Purchase Agreements,
(iii) if mutually agreed to by Montaup and the Purchaser, accelerated payments of the monthly amounts described in Clause II.B.(i) above, discounted by a certain percentage due to such acceleration, in the event any one of the Existing Power Purchase Agreements expires or is amended, assigned or terminated, (iv) any amounts to be paid by Montaup pursuant to the Agreement which result from or arise out of an Event of Default (as such term is defined in the Agreement), (v) indemnification of the Purchaser for certain defined losses suffered by the Purchaser which result from or arise out of: (1) a breach by Montaup of any covenant or agreement made by Montaup in the Agreement or the Existing Power Purchase Agreements, or a material breach of any representation or warranty made by Montaup in the Agreement; or (2) a claim by any third party to the extent arising out of acts or omissions of Montaup or any of its agents or employees, and (vi) amounts awarded by an arbitrator as a result of dispute resolution proceedings described in and instituted pursuant to the Agreement.

        C. Potential Terminations and Reinstatements of the Guaranty. If, at any time during the term of the Agreement, Montaup could demonstrate to the Purchaser that it meets certain creditworthiness criteria described and defined in the Agreement, or if Montaup were to grant to the Purchaser a first priority security interest in certain transition costs for which Montaup is permitted to charge and collect, in accordance with the terms of the Settlement Agreements as approved by the FERC , the Guaranty could be terminated. However, if, at any time after termination of the Guaranty, Montaup could no longer demonstrate to the Purchaser that it meets said creditworthiness criteria and Montaup had not granted a first priority security interest in said transition costs to the Purchaser, or if Montaup's right to charge and collect said transition costs were to be materially amended or modified and Montaup could not demonstrate to the Purchaser that it meets said creditworthiness criteria, then the Agreement would require reinstatement of the Guaranty.

 III. Request for Authorization to Enter into and Reinstate the Guaranty. Eastern requests authorization to enter into the Guaranty, to guarantee the prompt payment of Montaup's payment obligations described in Section II.B. above, to promptly pa y said obligations, and to promptly pay any reasonable attorneys' fees and costs incurred by the Purchaser in enforcing the Guaranty, all as more fully described in Section II above and in the aforementioned Exhibits B-1 and B-2. In addition, Eastern requests authorization, in the event of a termination of the Guaranty, to reinstate its guaranty of the prompt payment of Montaup's obligations and to perform its obligations thereunder, upon the same terms and conditions set forth in the initially executed Guaranty, as necessary and under the circumstances described in Section II.C. above, all as more fully set forth in the aforementioned Exhibit B-1.

IV.     Analysis

        For the reasons set forth in paragraphs (i) and (ii) below, Eastern believes that the transactions proposed in this Declaration should be authorized.

        (i) The Agreement will assist Montaup in fulfilling its obligations under the Settlement Agreements to completely divest its purchase power entitlements and to mitigate its stranded cost obligations.

        (ii)    In negotiating the Agreement, the Purchaser required the
Guaranty or a Letter of Credit by Montaup.   It is expected that Montaup would
incur significant costs associated with securing and maintaining a long-term Letter of Credit for the purpose of supporting the performance of Montaup over the term of the Agreement. Montaup would expect to incur expenses of two percent (2%) per annum or greater of the face amount of a Letter of Credit in addition to the lengthy implementation time associated with the internal credit review process of the providing financial institution. In order to eliminate the significantly greater costs and administrative effort required in connection with securing a Letter of Credit, Eastern requests authorization to issue the Guaranty. Montaup will be able to support its obligations under and pursuant to the Agreement as a result of certain provisions of the Settlement Agreements. Upon the FERC's approval of the Agreement, Montaup will enter a liability on its books for its obligations under the Agreement. Under a FERC approved tariff, Montaup's revenue stream from Contract Termination Charges
(CTC) will support its obligations under the Agreement. Because the revenue stream from the CTC is non-bypassable, Eastern believes that Montaup will be able to perform all of its obligations under the Agreement and that it is highly unlikely that Eastern will be required to make any payment under the Guaranty.

V.      EWGs and FUCOs.

                Neither the Declarant nor its subsidiary, Montaup, has acquired an ownership interest in any EWG or FUCO, or now is or as a consequence of the transactions proposed herein will become a party to or has or will as a consequence of the transactions proposed herein have any right under a service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. The Declarant, for itself and for Montaup, will not acquire any such interest or right without first obtaining any necessary Commission authorization. All applicable conditions contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied, and none of the conditions contained in Rule 53 (b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.


ITEM 2. FEES, COMMISSIONS, AND EXPENSES.

        The fees, commissions and expenses of Eastern expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

        Legal Fees                                                      $5,000
        Miscellaneous                                                   $1,000
        TOTAL                                                   $6,000


ITEM 3. APPLICABLE STATUTORY PROVISIONS.

        The sections of the Act and rules or exemptions thereunder that Eastern considers applicable to the transactions, or the basis for exemption therefrom, are set forth below:

Eastern's execution, delivery and        Sections 6(a), 7 and 12(b); Rule 45(a)
performance of the Guaranty and any
reinstatements thereof

ITEM 4. REGULATORY APPROVALS.

        An application was filed with the FERC on February 1, 1999 requesting approval of the Agreement, as corrected in a subsequent filing on February 4, 1999 (FERC Docket No. ER99-1663-000). In addition to the Commission's approval requested here in, notice to and an order by the Massachusetts Department of Telecommunications and Energy approving the Guaranty that is the subject of this Declaration also is required.

ITEM 5. PROCEDURE.

        (a) In order to enable Eastern to make the Guaranty and Montaup to close on the Agreement promptly, Eastern hereby requests that this Declaration become effective at the earliest convenient date.

        (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty
(30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

*  Filed separately under confidential treatment request.
** To be filed by Amendment.

        (a)     Exhibits.

                *       Exhibit B-1         Power Purchase and Sale Agreement

                *       Exhibit B-2         Form of Guaranty

               **       Exhibit F           Opinion of Counsel

               **       Exhibit H         Proposed Form of Notice


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

        The transactions described in Item 1 do not involve major federal actions significantly affecting the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Declarant has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                                                EASTERN EDISON COMPANY

                                                By: /s/ Clifford J. Hebert, Jr.
                                                        Clifford J. Hebert, Jr.
                                                        Treasurer

Date:  February 16, 1999